Exhibit 21.1

Subsidiaries of 89bio, Inc.

1.	89Bio Ltd., a private limited liability company organized and existing under the laws of the State of Israel

2.	89bio Management, Inc., a Delaware corporation

3.	UAB 89bio Lithuania, a private limited liability company organized and existing under the laws of the Republic of Lithuania